Atlas Copco

Press Release from the Atlas Copco Group

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Bengt … Compressor Technique
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Joann
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06014815

Atlas Copco to acquire company in healthcare sector

Stockholm, Sweden, June 26, 2006: Atlas Copco North America Inc. has signed an agreement to acquire Beacon Holdings Corporation (parent company to BeaconMedaes and Medaes), United States, from The Riverside Company. The BeaconMedaes group is a solutions provider, predominantly of medical air systems and medical utility delivery systems for hospitals.

In 2005 revenues were approx. MSEK 720 (MEUR 77) and the operating profit margin approx. 7%. The purchase price is MSEK 700 (MEUR 75), to be paid in cash. The completion date of the acquisition is dependent upon the receipt of the required approval from the U.S. anti-trust authority.

The BeaconMedaes group is headquartered in Charlotte, North Carolina, the United States and has 386 employees. The company has assembly facilities and a strong presence in both the United States and Great Britain. It is a world-leading supplier of medical air equipment, including medical air compressors, vacuum systems and pipeline components. Its products, for example, supply breathing air for hospitals and compressed air to drive surgical tools. See also www.beaconmedaes.com.

"This acquisition supports Atlas Copco's strategy of extending our offering into certain identified specialized markets. With BeaconMedaes, we will be able to provide medical air solutions to end customers in the growing healthcare market," says Bengt Kvarnbäck, Business Area President, Atlas Copco Compressor Technique.

The medical air market is a growing segment worldwide and has an aftermarket business with a good potential. Currently Atlas Copco supplies a range of air compressors, dryers and filters to the medical sector. This acquisition of BeaconMedaes will add value to end users by making Atlas Copco, with its global market coverage, a single source solutions provider for medical air products, pipeline components and services.

After completion of the acquisition, BeaconMedaes in Charlotte will become Atlas Copco's competence center for medical air and medical utility delivery systems. The business will become part of Atlas Copco Compressor Technique's Industrial Air division and the products will be sold under the brand names Atlas Copco, Medaes and BeaconMedaes.

Atlas Copco is a world leading provider of industrial productivity solutions. The products and services range from compressed air and gas equipment, generators, construction and mining equipment, industrial tools and assembly systems, to related aftermarket and rental. In close cooperation with customers and business partners, and with more than 130 years of experience, Atlas Copco innovates for superior productivity. Headquartered in Stockholm, Sweden, the Group's global reach spans more than 150 markets. In 2005, Atlas Copco had 27 000 employees and revenues of BSEK 53 (MEUR 5 600).
Learn more at www.atlascopco.com.

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Patrik Nolåker new president for Atlas Copco's Underground Rock Excavation division

Effective September 1, 2006, Patrik Nolåker has been appointed President for Atlas Copco's Underground Rock Excavation division, within the Construction and Mining Technique business area. He will replace Lars Engström, who is leaving the Group.

Patrik Nolåker joined Atlas Copco in 2001 as president for the Atlas Copco Craelius division, within the Construction and Mining Technique business area.

"Patrik Nolåker has proven to be a strong leader who can both lead new strategic approaches and implement action plans," says Björn Rosengren, President for the Construction and Mining Technique business area. *"In his current position he has created a dynamic environment with impressive growth and profitability."*

Patrik Nolåker, who is a Swedish citizen, was born in 1963. He holds a Bachelor of Science in Business Administration and Economics from Karlstad University College, Sweden, and a Master of Business Administration (MBA) from Maastricht School of Management, Netherlands. Between 1988 and 2001, Nolåker worked in the ABB Group. Prior to joining Atlas Copco he was based in Malaysia as Vice President of ABB Transmission & Distribution Bhd with regional responsibility for Sales and Production in South East Asia.

Atlas Copco Underground Rock Excavation division develops, manufactures, and markets a wide range of tunneling and mining equipment for various underground applications. It has its main manufacturing center in Örebro, Sweden. The division focuses strongly on innovative product design and aftermarket support systems, to provide added value to the customer. Atlas Copco Underground Rock Excavation is one of seven divisions within the Construction and Mining Technique business area.

Stockholm, Sweden, June 27, 2006

Björn Rosengren
Business Area President Construction and Mining Technique